SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CNPJ No. 33.042.730/0001-04
NIRE 33300011595

NOTICE TO SHAREHOLDERS

PAYMENT OF INTERMEDIARY DIVIDENDS

Once the Board of Directors of Companhia Siderúrgica Nacional, as per article 17, item VIII of the Company's By-laws and article 204 and its paragraphs 1 and 2, of Act No. 6.404/76, approved, on this date, the payment of intermediary dividends to shareholders to the income account for the period ended on March 31, 2004, in the amount of R$ 35,000,000.00, corresponding to the compensation of R$0.1228 by capital stock outstanding share, excluding the 2,087,200 shares in treasury, on this date, free from withholding income tax – IRRF, as per existing law, we hereby inform the Shareholders as follows:

Instruction regarding the credit of dividends

Shareholders shall have the amounts of dividends available as from June 15, 2004, in their bank domiciles, such as provided to the depositary institution, Itaú Corretora de Valores S.A.

Shareholders users of trusts shall have their dividends credited according to the procedures adopted by the Stock Exchanges.

Shareholders, whose register does not include the number of CPF/CNPJ (Individual Taxpayer Registry/Corporate Taxpayer Registry) or the indication of "Bank/Branch/Current-Account", shall have their dividends credited, within three (3) Business days, counting from due completion of respective registers at the branches of Banco Itaú S/A., or through a letter submitted to the Superintendence of Services to Shareholders of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6o andar – São Paulo – SP – CEP 01092-900.

Places of Service

At branches of Banco Itaú S/A., specialized in Shareholder Service within bank hours.

Rio de Janeiro, June 14th, 2004.

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Executive Officer of Relations with Investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.